Exhibit 12.1

ServisFirst Bancshares, Inc.

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(in thousands)

	Three months ended,		Years ended December 31,
	3/31/2015		2014		2013		2012		2011		2010
Fixed charges:
Interest expense—deposits	$3,270		$12,420		$11,830		$12,249		$13,047		$11,941
Interest expense—borrowed funds	476		1,699		1,789		2,652		3,033		3,319
Estimated interest within rental expense	212		802		746		659		618		520
Preferred stock dividends (pretax funds to pay)	145		565		596		599		306		-
Total fixed charges, excluding interest on deposits	$833		$3,066		$3,131		$3,909		$3,957		$3,839
Total fixed charges, including interest on deposits	$4,103		$15,486		$14,961		$16,158		$17,004		$15,780

Earnings:
Pretax earnings (loss)	$18,958		$73,978		$61,975		$51,565		$35,827		$26,736
Fixed charges above	4,103		15,486		14,961		16,158		17,004		15,780
Less: Preferred stock dividends (pretax funds to pay)	145		565		596		599		306		-
Less: noncontrolling interest in pre-tax income of subsidiaries	-		31		16		-		-		-
Total earnings	$22,916		$88,868		$76,324		$67,125		$52,525		$42,516

Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits	33.30	x	35.53	x	30.10	x	20.28	x	14.39	x	11.07	x
Including interest on deposits	5.79	x	5.96	x	5.31	x	4.31	x	3.15	x	2.69	x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits	27.50	x	28.98	x	24.38	x	17.17	x	13.27	x	11.07	x
Including interest on deposits	5.58	x	5.74	x	5.10	x	4.15	x	3.09	x	2.69	x